

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

Via Email
Andres Reiner
Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

> **Re: PROS Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-33554**

Dear Mr. Reiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

1.   We note your discussion regarding your strategic partnership with Microsoft and SAP in your Q4 2012 and Q1 2013 earnings conference calls held February 12, 2013 and May 2, 2013, respectively. Please provide in your response, and include in future filings, a discussion of the material terms of your material agreements with such strategic partners. Additionally, please tell us how you determined that any agreements governing such partnerships are not required to be filed as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 9

2.   We note that 19% of the outstanding shares of your common stock are held by executive officers and directors. Please tell us your consideration for including a risk factor that

discusses the risks associated with insiders beneficially holding a significant portion of your outstanding shares.

Item 14. Principal Accounting Fees and Services, page 42 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 22, 2013)

Matters Concerning Our Independent Registered Public Accounting Firm

Fees Billed by PricewaterhouseCoopers, LLP, page 38

3.   In future filings, please separately designate under the captions "Audit Fees" and "Audit Related Fees" the information required by Items 14(1) and (2) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions you may contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Matthew Crispino, Staff Attorney, at (202)-551- 3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Charles Murphy
        Damian Olthoff